[Grupo Pao de Acucar LOGO]

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

For More Information Please Contact:
Ricardo Florence dos Santos
Companhia Brasileira de Distribuicao
(55-11) 886-0421
pa.relmerc@grupopaodeacucar.com.br

David Carey / Rosemary Otero
Edelman Financial
(212) 704-4449 / 4486
david_carey@edelman.com

                  COMPANHIA BRASILEIRA DE DISTRIBUICAO REPORTS
              THIRD QUARTER AND ACCUMULATED NINE MONTH 1998 RESULTS

                   Third Quarter 1998 EBITDA Increases 120.8%

Sao Paulo, Brazil, October 27, 1998 - Companhia Brasileira de Distribuicao (NYSE:CBD; BOVESPA:PCAR4) today announced third quarter and accumulated nine month 1998 financial results. As a result of stable price levels in the Brazilian economy, CBD has been releasing its results in accordance with the accounting principles defined by the corporate law method (R$ in nominal values). However, in order to compare figures released by ABRAS (Brazilian Food Retailers Association) regarding sector growth, CBD also reports sales data in constant currency, indexed by the IGP-DI inflation index, which is used by ABRAS.

Net Sales

During the third quarter of 1998, nominal net sales grew 58.9% compared to the third quarter of last year reaching R$1,150.7 million. Accumulated nine month net sales amounted to R$3,027.7 million, a 37.0% increase compared to the same period of 1997.

Factors which contributed to these results are:

o Acquisition of the Barateiro supermarket chain in June 1998 with 32 stores;
o Conversion of three Superbox and two Barateiro stores into Extra hypermarkets, adding 9,200 m2 floor space to this division;
o Performance of the remodeled and reopened Pao de Acucar stores;
o Efficiency gains of Extra stores opened at the end of 1997 and beginning of 1998;
o Addition to the Eletro division in July 1998 of 13 stores formerly operated by the G. Aronson chain;
o "Price Watcher" campaign in the Pao de Acucar division, highlighting competitive prices together with service and product variety; and
o Beginning of Grupo Pao de Acucar (CBD)'s corporate campaign celebrating the Company's 50th anniversary, boosting sales of the Extra and Pao de Acucar divisions.
                                    - more -

Same store sales during the third quarter of 1998 increased 16.0% compared to the third quarter of 1997. For the first nine months, net sales registered a 10.4% growth compared to the same period of last year.

Total sales variations are presented below in constant currency compared to the sector performance figures for total stores published by ABRAS (Brazilian Food Retailers Association):


                                 CBD                      ABRAS
   1998 x 1997              (All Stores)               (All Stores)
-----------------       -------------------        -------------------
3rd Quarter                    53.6%                      10.1%
Accumulated 9 mos.             31.0%                       5.6%

Net Sales by Division 1998/1997 - Variation (%)

                 ----------------------------------------------
                               Nominal Currency
                                (Corporate Law)
                 ----------------------------------------------
                     Third Quarter        Accumulated 9 mos.
                 ---------------------- -----------------------
                    All    Same Stores     All    Same Stores
                  Stores                 Stores
--------------------------------------- -----------------------
Pao de Acucar     25.8%       14.7%      18.8%        10.5%
Extra            123.5%       26.9%      90.7%        22.5%
Superbox         -42.3%       -5.3%     -28.2%       -10.4%
Eletro            15.9%       -0.7%       6.2%        -6.4%
---------------------------------------------------------------
CBD               58.9%       16.0%      37.0%        10.4%
---------------------------------------------------------------

                 ----------------------------------------------
                               Constant Currency
                              (Indexed by IGP-DI)
                 ----------------------------------------------
                    Third Quarter         Accumulated 9 mos.
                 ---------------------  -----------------------
                    All     Same           All     Same Stores
                   Stores    Stores       Stores
--------------------------------------  -----------------------
Pao de Acucar      21.7%     10.9%        13.6%        5.7%
Extra             116.2%     22.7%        82.4%       17.3%
Superbox          -44.2%     -8.4%       -31.4%      -14.5%
Eletro             12.1%     -4.0%         1.6%      -10.5%
---------------------------------------------------------------
CBD                53.6%     12.2%        31.0%        5.6%
---------------------------------------------------------------

Sales Breakdown (% of Net Sales)

                        ---------------------------------------
                         3Q97    4Q97     1Q98   2Q98   3Q98
---------------------------------------------------------------
Cash                      46.4%  49.3%    50.0%  49.5%   51.8%
Credit                    53.6%  50.7%    50.0%  50.5%   48.2%
    Checks with interest  22.6%  17.7%    15.5%  14.8%   12.8%
    Installments           9.5%   8.8%     5.4%   6.0%    5.8%
    Credit Cards          15.0%  17.5%    21.2%  22.3%   22.1%
    Food Vouchers          6.5%   6.7%     7.9%   7.4%    7.5%
---------------------------------------------------------------

Cash sales during the third quarter grew to 51.8% of total sales compared to 49.5% in the previous quarter, driven by the interest rate increase announced by the Brazilian government in September 1998. In addition, there continues to be a trend toward decreasing credit sales through post-dated checks and installment payments, which in the third quarter amounted to 12.8% and 5.8%, respectively, compared to 14.8% and 6.0% in the second quarter of 1998.

Operating Performance

Gross profit during the third quarter of 1998 amounted to R$309.1 million compared to R$194.5 million in the same period of 1997, an increase of 58.9%. Gross margin remained stable at 26.8% mainly due to higher sales volumes from the hypermarket division. The company also registered reduced shrinkage level and improved negotiations with suppliers.

Earnings before interest, taxes, depreciation and amortization (EBITDA) during the third quarter of 1998 increased 120.8% to R$83.2 million or 7.2% of net sales, compared to 5.2% during the same period of 1997. This performance reflects strong sales as well as operating efficiencies derived from investments made in logistics, technology and employee training.

Other factors which contributed to these results were:

At the operating level:
o Optimization of distribution center capacity, increasing cross-docking operations and E.D.I. (Electronic Data Interchange) purchases during the third quarter to 7% and 28%, respectively;
o Implementation of inventory control systems by product category and electronic orders (CAO - Computer Assisted Order), allowing for faster and more efficient management, reducing stockout level to 4% compared to 10% in December, 1997; and
o Decrease in the shrinkage level in the Barateiro division to 3.3% in the third quarter compared to 3.6% in the first month of operations, June 1998. Shrinkage levels at other divisions were 1.9% compared 1.8% in the previous quarter.

At the expense level: administrative expenses as a percentage of sales decreased to 3.8% from 4.1% in the third quarter of 1997. This decrease reflects the result of increased net sales, compensated by the elimination of the Barateiro administration center in July 1998 and the hiring of additional employees (already in training) for the new Extra stores to be inaugurated in November 1998.

Depreciation and Amortization: increased to R$30.3 million during the third quarter of 1998 compared to R$15.0 million in the same period of 1997, mainly due to investments made during the quarter, as well as realization of goodwill amortization from the Barateiro and Millo's stores.

Earnings

Earnings per 1,000 shares reached R$0.604 during the period, compared to R$0.520 in the third quarter of 1997. Net income during the third quarter totaled R$47.1 million, a 16.1% increase compared to the third quarter of 1997. Accumulated nine month earnings increased 21.8% to R$1.608 compared to R$1.320 in the same period of 1997, while net income increased R$125.6 million compared to R$103.1 million in the same period of 1997.

Investments

Investments totaled R$239.7 million in the third quarter, and R$770.7 million for the first nine months of the year. Investments during the nine month period consisted of:

o Acquisition of the Barateiro supermarket chain in June 1998, with annual gross revenues of R$650 million;
o Acquisition of the Millo's and SAB supermarket chains during the first quarter of 1998, with annual gross revenues of R$250 million;
o   Opening of six Pao de Acucar stores;
o Conversion of three Superbox stores and two Barateiro supermarkets into Extra hypermarkets. All stores were renovated and added 9,200m2 of floor space to the division;
o   Renovation of nine Pao de Acucar supermarkets;
o Completion of the Distribution Center renovation, to maximize storage capacity and distribution efficiency;
o Purchase of adjacent land to the Distribution Center, to optimize fruit and vegetable supply into the CBD logistic system;
o Two Extra hypermarkets under construction to be inaugurated in Sao Paulo in November, 1998;
o Remodeling of four Barateiro supermarkets, one Superbox store and the last Millo's hypermarket into Extra hypermarkets also to be inaugurated in November, 1998; and
o Implementation of a satellite communications system between the main office, the Distribution Center and 57 stores located outside Sao Paulo State by October 1998. The second phase of the implementation which include stores located in Sao Paulo, will begin in January 1999 to be completed in May of the same year.

Capital Structure

During the third quarter of 1998, CBD completed a R$200 million issuance of debentures, including R$175 million debentures convertible into preferred shares, and R$25 million of nonconvertible debentures, both series with an annual interest rate of 13%, indexed by the IGP-M.

Recent Events

o Retirement of Superbox format: concluding the restructuring process of these stores, the division was retired as of October 1, 1998, having its units regrouped into Extra, Pao de Acucar and Barateiro stores.

o Opening of new stores and conversion of Barateiro hypermarkets: conversion of four Barateiro stores into Extra hypermarkets will be concluded in November 1998, as well as the opening of two Extra stores in Sao Paulo. At the end of 1998 the Extra division will include 30 hypermarkets compared to 14 in December 1997, further strengthening the division's recognition and position in the market.

o Pao de Acucar Kids: this innovative and pioneer supermarket-school targeting children between the ages of 6 and 14 years was opened in Sao Paulo, aimed at educating children and increasing awareness of their consumer rights.

Store by Division

            Pao de   Extra  Superbox  Eletro Barateiro  CBD   Floor     Number
            Acucar                                            Space     of
                                                               (m2)    Employees
            ------------------------------------------------- ------------------
09/30/97      141     12       10       64       -      227    323,020   18,807
Opened         9       2        -       3        -      14
Closed        (3)      -        -       -        -      (3)
12/31/97      147     14       10       67       -      238    350,410   19,653
Opened         3       2        -       -        -       5
Closed        (2)      -        -      (5)       -      (7)
03/31/98      148     16       10       62       -      236    364,429   21,069
Opened         2       1        -       1       32      36
Closed        (1)      -        -      (1)       -      (2)
06/30/98      149     17       10       62      32      270    446,768   26,842
Opened         1       -        -       13       -      14
Converted      -      5*       (3)      -       (2)      -
09/30/98      150     22        7       75      30      284    464,315   28,153
--------------------------------------------------------------------------------
* Barateiro and Superbox stores converted into Extra stores with floor space expansion


As of October 1, 1998, Companhia Brasileira de Distribuicao operates a total of 283 stores in four formats in 11 Brazilian states. In addition to the Pao de Acucar and Barateiro supermarket divisions, the Company operates Extra hypermarkets and Eletro home appliance stores.


                       http: //www.grupopaodeacucar.com.br

                               (5 Pages to Follow)

                                                                               6

COMPANHIA BRASILEIRA DE DISTRIBUICAO
Income Statement - Corporate Law Method
----------------------------------------------------------------------------------------
         R$ thousand                 Third Quarter           Accumulated Nine Months
                              ----------------------------------------------------------
                              ----------------------------------------------------------
  as of September 30, 1998      1998      1997       %       1998      1997       %
----------------------------------------------------------------------------------------

Net Sales Revenue             1,150,681    724,381    58.9%   2,981,983   2,210,307    34.9%
Cost of Sales                  (841,568)  (529,887)   58.8%  (2,182,582) (1,621,282)   34.6%
Gross Profit                    309,113    194,494    58.9%     799,401     589,025    35.7%

Operating Income (Expenses)
     Selling Expense           (182,054)  (127,138)   43.2%    (468,537)   (391,927)   19.5%
     General and                (43,807)   (29,646)   47.8%    (126,311)    (91,282)   38.4%
     Administrative
Total Operating Expenses       (225,861)  (156,784)   44.1%    (594,848)   (483,209)   23.1%

Operating Income Before
Taxes, Deprec. and Fin.
Income (Exp.) - EBITDA          83,252     37,710    120.8%    204,553    105,816      93.3%

Depreciation & Amortization    (30,307)   (14,999)   102.1%    (71,900)   (43,666)     64.7%

Operating Income Before
Taxes and Financial Income      52,945      22,711   133.1%    132,653     62,150     113.4%
(Exp.) - EBIT

Taxes and Charges               (6,291)     (4,642)   35.5%    (15,097)   (12,772)     18.2%

Financial Income                59,986      51,005    17.6%    177,797    151,455      17.4%
Financial Expense              (49,502)    (23,956)  106.6%   (133,982)   (90,080)     48.7%
Net Financial Income            10,484      27,049   -61.2%     43,815     61,375     -28.6%
Patrimonial Equivalence           (392)          0                (420)         0

Operating Income                56,746      45,118    25.8%    160,951    110,753      45.3%

Non-Operating Results            4,259         628   578.2%      2,859        146   1,858.2%
---------------------------------------- ---------------------------------------------------

Income Before Income Tax        61,005      45,746    33.4%    163,810    110,899      47.7%

---------------------------------------- ---------------------------------------------------
  Income Tax                   (13,852)     (6,222)  122.6%    (38,390)   (17,287)    122.1%
  Deferred Income Tax                0       1,106                   0      9,490

---------------------------------------- ---------------------------------------------------
Net Income                      47,153      40,630    16.1%    125,420    103,102      21.6%
Net Income per 1,000 shares      0.604       0.520    16.1%      1.606      1.320      21.6%
No. of shares (in thousand)
at the end of the period    78,116,125  78,116,125          78,116,125 78,116,125
--------------------------------------------------------------------------------------------

% of Net Sales

Gross Profit                      26.8%      26.8%               26.8%      26.6%

Total Operating Expenses         -19.6%     -21.6%              -19.9%     -21.8%
    Selling Expenses             -15.8%     -17.5%              -15.7%     -17.7%
    General and                   -3.8%      -4.1%               -4.2%      -4.1%
    Administrative

EBITDA                             7.2%       5.2%                6.9%       4.8%

Depreciation & Amortization       -2.6%      -2.1%               -2.4%      -2.0%

EBIT                               4.6%       3.1%                4.4%       2.8%
  Taxes and Charges               -0.5%      -0.6%               -0.5%      -0.6%
Net Financial Income (Expense)     0.9%       3.7%                1.5%       2.8%

Income Before Income Tax           5.3%       6.3%                5.5%       5.0%

Income Tax                        -1.2%      -0.7%               -1.3%      -0.3%

Net Income (Loss)                  4.1%       5.6%                4.2%       4.7%
---------------------------------------------------------------------------------------

COMPANHIA BRASILEIRA DE DISTRIBUICAO
Consolidated (with Barateiro) Income Statement - Pro-Forma

------------------------------------------------------------------------
              R$ thousand                   Accumulated Nine Months
                                         -------------------------------
        as of September 30, 1998            1998        1997        %
------------------------------------------------------------------------

Net Sales Revenues                      3,027,700  2,210,307     37.0%
Cost of Sales                          (2,214,799)(1,621,282)    36.6%
Gross Profit                              812,901    589,025     38.0%

Operating Income (Expenses)
     Selling Expenses                    (483,048)  (391,927)    23.2%
     General and Administrative          (127,753)   (91,282)    40.0%
Total Operating Expenses                 (610,801)  (483,209)    26.4%

Operating Income Before Taxes, Deprec.
and Fin. Income (Exp.) - EBITDA           202,100    105,816     91.0%

Depreciation & Amortization               (72,672)   (43,666)    66.4%


Operating Income Before Taxes and
Financial Income (Exp.) - EBIT            129,428     62,150    108.3%

Taxes and Charges                         (15,335)   (12,772)    20.1%

Financial Income                          181,496    151,455     19.8%
Financial Expenses                       (134,432)   (90,080)    49.2%
Net Financial Income                       47,064     61,375    -23.3%


Operating Income                          161,157    110,753     45.5%

Non-operating Results                       2,859        146  1.858.2%
------------------------------------------------------------------------


Income Before Income Tax                  164,016    110,899     47.9%

------------------------------------------------------------------------
 Income Tax                               (38,390)   (17,287)   122.1%
 Deferred Income Tax                                   9,490

------------------------------------------------------------------------
Net Income                                125,626    103,102     21.8%
Net Income per 1,000 shares                 1.608      1.320     21.8%
No. of Shares (in thousand)
at the end of period                   78,116,125 78,116,125
------------------------------------------------------------------------

% of Net Sales

Gross Profit                                26.9%      26.6%

Total Operating Expenses                   -20.2%     -21.8%
    Selling Expenses                       -16.0%     -17.7%
    General and Administrative              -4.2%      -4.1%

EBITDA                                       6.7%       4.8%

Depreciation & Amortization                 -2.4%      -2.0%


EBIT                                         4.3%       2.8%
 Taxes and Charges                          -0.5%      -0.6%
Net Financial Income (Expense)               1.6%       2.8%

Income Before Income Tax                     5.4%       5.0%

Income Tax                                  -1.3%      -0.3%

Net Income (Loss)                            4.1%       4.7%
------------------------------------------------------------------------

COMPANHIA BRASILEIRA DE DISTRIBUICAO
Balance Sheet
--------------------------------------------------------------------------------
              R$ thousand
                                        ----------------------------------------
                                              3Q98         3Q97          2Q98
--------------------------------------------------------------------------------
ASSETS

Current Assets
     Cash and Banks                         23,229        17,884        14,569
     Short-term Investments                322,289       249,126       236,050
     Accounts Receivable                   365,392       315,699       361,255
       Installment Sales                   140,963       146,073       141,496
       Post Dated Checks                   112,415       125,894       107,168
       Credit Card and Other               132,355        67,382       135,907
       Allowance for Doubtful Accounts     (20,341)      (23,650)      (23,316)
     Advances to Suppliers                  11,199         7,856        10,874
     Taxes Recoverable                      37,572         5,282         4,345
     Other Receivables                      15,249        25,991        13,945
     Inventories                           320,553       178,928       236,343
     Prepaid Expenses                        7,720        14,819         8,931
Total Current Assets                     1,103,203       815,585       886,312

Long-term Receivables
     Installment Sales                       6,644        22,200         8,014
     Deferred Income Tax                    19,664        33,527        22,756
     Judicial Deposits                      30,318        18,469        27,005
     Associated Companies                        0             0         5,496
     Prepaid Expenses                       11,260             0         7,165
Total Long-term Receivables                 67,886        74,196        70,436

     Investments                             1,372        22,361       350,725
     Property and Equipment              1,251,873       807,455     1,066,493
     Deferred Charges                      314,243             0        29,097
Total Permanent Assets                   1,567,488       829,816     1,446,315

TOTAL ASSETS                             2,738,577     1,719,597     2,403,063

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
     Suppliers                             437,793       222,853       358,757
     Loans and Financing                   285,992       296,134       297,764
     Payable on Purchase of Assets          50,290        55,815        60,390
     Debentures                              6,944             0         7,246
     Taxes on Sales                         13,813        13,602        11,972
     Tax Installments                        9,052         6,355         8,697
     Salaries and Payroll Charges           63,579        50,765        49,281
     Associated Companies                    4,430        14,120        16,112
     Other                                  17,470        13,997        20,247
Total Current Liabilities                  889,363       673,641       830,466

Long-term Liabilities
     Financing                             392,054             0       411,242
     Payable on Purchase of Assets           3,076         3,571         3,671
     Debentures                            310,752       101,353       108,642
     Deferred Income Tax                     8,653         9,983         8,966
     Tax Installments                       27,468        30,810        29,255
     Other Accruals                        124,053        41,341        74,816
Total Long-term Liabilities                866,056       187,058       636,592

Shareholders' Equity
     Capital                               537,730       537,730       537,730
     Capital Reserves                        4,050         4,050         4,050
     Revenue Reserves                      441,378       317,118       394,225
Total Shareholders' Equity                 983,158       858,898       936,005

TOTAL LIABILITIES AND SHAREH. EQUITY     2,738,577     1,719,597     2,403,063






--------------------------------------------------------------------------------

Sales Breakdown per Division
In R$ thousand - Nominal (Corporate Law)

                  ------------------------------------ ---------
JULY                 1998      %       1997      %     Var.(%)
------------------------------------------------------ ---------
Pao de Acucar      137,155    36.4%   112,668   46.0%    21.7%
Extra              152,897    40.6%    67,257   27.5%   127.3%
Superbox            23,914     6.3%    40,366   16.5%   -40.8%
Eletro              23,547     6.3%    24,500   10.0%    -3.9%
Barateiro           39,172    10.4%     -        -        -
------------------------------------------------------ ---------
CBD                376,685   100.0%   244,791  100.0%    53.9%
------------------------------------------------------ ---------

                  ------------------------------------ ---------
AUGUST               1998      %       1997      %     Var.(%)
------------------------------------------------------ ---------
Pao de Acucar      142,407    36.3%   116,572   46.8%    22.2%
Extra              158,123    40.3%    70,500   28.3%   124.3%
Superbox            21,353     5.4%    39,359   15.8%   -45.7%
Eletro              28,516     7.3%    22,669    9.1%    25.8%
Barateiro           41,884    10.7%     -        -        -
------------------------------------------------------ ---------
CBD                392,283   100.0%   249,100  100.0%    57.5%
------------------------------------------------------ ---------

                  ------------------------------------ ---------
SEPTEMBER            1998      %       1997      %     Var.(%)
------------------------------------------------------ ---------
Pao de Acucar      139,702    36.6%   104,035   45.1%    34.3%
Extra              154,794    40.6%    70,683   30.7%   119.0%
Superbox            20,597     5.4%    34,495   15.0%   -40.3%
Eletro              27,257     7.1%    21,277    9.2%    28.1%
Barateiro           39,364    10.3%     -        -        -
------------------------------------------------------ ---------
CBD                381,714   100.0%   230,490  100.0%    65.6%
------------------------------------------------------ ---------

                  ------------------------------------ ---------
3rd QUARTER          1998      %       1997      %     Var.(%)
------------------------------------------------------ ---------
Pao de Acucar      419,264    36.4%   333,275   46.0%    25.8%
Extra              465,814    40.5%   208,440   28.8%   123.5%
Superbox            65,864     5.7%   114,220   15.8%   -42.3%
Eletro              79,320     6.9%    68,446    9.4%    15.9%
Barateiro          120,420    10.5%     -        -        -
------------------------------------------------------ ---------
CBD              1,150,682   100.0%   724,381  100.0%    58.9%
------------------------------------------------------ ---------

                  ------------------------------------ ---------
9 MONTHS             1998      %       1997      %     Var. (%)
------------------------------------------------------ ---------
Pao de Acucar     1,210,321   40.0% 1,018,788   46.1%    18.8%
Extra             1,173,170   38.7%   615,299   27.8%    90.7%
Superbox            272,576    9.0%   379,584   17.2%   -28.2%
Eletro              208,764    6.9%   196,636    8.9%     6.2%
Barateiro           162,869    5.4%         -    -        -
------------------------------------------------------ ---------
CBD               3,027,700  100.0% 2,210,307  100.0%    37.0%
------------------------------------------------------ ---------

Productivity Indexes
In R$ - Nominal (Corporate Law)

Sales per m2
                 ----------------------------------------------------
                      Third Quarter        Accumulated Nine Months
                 ------------------------ ---------------------------
                  1998     1997     %         1998    1997      %
----------------------------------------- ---------------------------
Pao de Acucar      874      767   14.0%        844     767    10.0%
Extra              973      784   24.1%        944     835    13.1%
Superbox           810      946  -14.4%        843   1,031   -18.2%
Eletro             696      667    4.3%        606     692   -12.4%
----------------------------------------- ---------------------------
CBD*               893      784   13.9%        857     814    5.3%
----------------------------------------- ---------------------------
Barateiro          562        -     -          552       -      -
----------------------------------------- ---------------------------

Sales per Employee
                 ------------------------------------------------------
                       Third Quarter         Accumulated Nine Months
                 ------------------------------------------------------
                  1998      1997      %      1998     1997        %
-----------------------------------------------------------------------
Pao de Acucar     12,759   12,573     1.5%   12,987   12,155      6.8%
Extra             20,547   15,621    31.5%   20,792   16,135     28.9%
Superbox          18,701   18,792    -0.5%   19,540   19,138      2.1%
Eletro            14,278   14,422    -1.0%   14,183   14,091      0.7%
-----------------------------------------------------------------------
CBD*              13,798   12,881     7.1%   13,990   12,923      8.3%
-----------------------------------------------------------------------
Barateiro         12,516        -     -      11,683        -      -
-----------------------------------------------------------------------

Average Ticket
                 ------------------------------------------------------
                       Third Quarter         Accumulated Nine Months
                 ------------------------------------------------------
                  1998      1997      %      1998     1997        %
-----------------------------------------------------------------------
Pao de Acucar       16.0     16.3    -1.8%     16.4     16.5     -0.6%
Extra               41.8     44.8    -6.7%     43.1     46.8     -7.9%
Superbox            36.0     44.5   -19.1%     40.6     45.8    -11.4%
Eletro             202.5    192.3     5.3%    189.3    197.2     -4.0%
-----------------------------------------------------------------------
CBD*                26.1     25.8     1.2%     26.3     26.3      0.0%
-----------------------------------------------------------------------
Barateiro           14.4        -     -        14.5        -      -
-----------------------------------------------------------------------

Sales per Check-out
                 ------------------------------------------------------
                       Third Quarter         Accumulated Nine Months
                 ------------------------------------------------------
                  1998      1997      %      1998     1997        %
-----------------------------------------------------------------------
Pao de Acucar     81,426   72,467    12.4%   79,065   72,044      9.7%
Extra            131,735   98,693    33.5%  127,394   99,878     27.5%
Superbox          94,769   94,240     0.6%   90,527  100,419     -9.9%
Eletro           134,076  140,833    -4.8%  132,078  145,655     -9.3%
-----------------------------------------------------------------------
CBD*             103,320   86,144    19.9%   97,949   86,911     12.7%
-----------------------------------------------------------------------
Barateiro         66,678        -     -      65,939        -      -
-----------------------------------------------------------------------
*CBD efficiency ratios are calculated excluding Barateiro Division

Selected Data per Division - September 30, 1998
                 -------------------------------------------
                      #           #         #      Floor
                  Check-outs  Employees  Stores  Space (m2)
                 -------------------------------------------
Pao de Acucar         1,722     10,953    150     160,307
Extra                 1,204      7,557     22     166,445
Superbox                221      1,174     7       27,266
Eletro                  200      1,901     75      38,859
Barateiro               602      3,207     30      71,438
------------------------------------------------------------
Total Stores          3,949     24,792    284     464,315
------------------------------------------------------------
------------------------------------------------------------
Headquarters                     3,361
------------------------------------------------------------
CBD                   3,949     28,153    284     464,315
------------------------------------------------------------